

June 16, 2014

Via E-mail
Steven D. Becker
President
TC PipeLines, LP
717 Texas Street, Suite #2400
Houston, TX 77002

> **Re: TC PipeLines, LP**
> **Registration Statement on Form S-3**
> **Filed June 4, 2014**
> **File No. 333-196523**

Dear Mr. Becker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus, cover page

1. Please confirm that all disclosure items required by Item 501 of Regulation S-K per Item 1 of Form S-3 have been disclosed. Specifically, please provide the market price of your units as of the latest practicable date.

Description of Common Units, page 8

2. We note that your counsel's legal opinion (exhibit 5.1), with respect to the non-assessable nature of your Common Units, includes an exception for Sections 17-303(a) and 17-607 of the Delaware Limited Partnership Act. Where investors may be required to contribute an additional amount simply by virtue of holding Common Units, please disclose this potential appropriately in the prospectus and explain the nature of the exceptions presented in the legal opinion. In the alternative, please remove the exceptions. For

guidance, refer to Section II.B.1.b of Staff Legal Bulletin No. 19 available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Brett Cooper